Exhibit 1


                        [Letterhead of Minolta Co., Ltd.]

                                                             August 31, 2000

Chairman of the Board of Directors
Minolta-QMS, Inc.
One Magnum Pass
Mobile, Alabama  36618

Dear Sir:

           On behalf of Minolta Co., Ltd. ("Minolta"), we are pleased to propose a transaction in which Minolta Investments Company ("MIC") would acquire all of the remaining outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Minolta-QMS, Inc. ("QMS"), through a tender offer and cash merger between QMS and MIC.

           Pursuant to the proposed transaction, MIC would commence a tender offer for all outstanding shares of Common Stock of QMS not owned by MIC for $5.25 per share. This price represents a premium of approximately 75% over the closing price for the Common Stock on August 30, 2000. Upon consummation of the tender offer, MIC would merge with and into QMS and all remaining holders of Common Stock would receive the per share price paid in the tender offer for their Common Stock.

           We understand that an independent committee of the QMS Board of Directors has been formed to consider the proposed transaction. Minolta does not intend to proceed with the proposed transaction unless it receives the approval of this independent committee of the QMS Board of Directors.

           Accompanying this letter is a draft merger agreement. We, together with our legal counsel, are prepared to meet with you and your advisors to work on finalizing the enclosed agreement.

           The enclosed proposal is merely an expression of interest and is not intended to be legally binding, and we do not intend to be legally bound to any transaction with QMS until a definitive agreement is fully executed.

           We hereby advise you of our intention to disclose the terms of this proposal in an amendment to our Schedule 13D relating to shares of Common Stock currently owned by MIC, as required by law. In the event QMS determines that public disclosure is required, we request that any public announcement be reviewed by us prior to its release.



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           We appreciate your time and effort in respect of the consideration of the proposed transaction and the attached draft merger agreement, and look forward to your response.

                                           Very truly yours,

                                           MINOLTA CO., LTD.

                                           By: /s/ Masanori Hondo
                                               ----------------------------
                                               Name: Masanori Hondo
                                               Title: Director

cc:  Allen A. Hans















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